EXHIBIT 99.1

25 May 2011

FOR IMMEDIATE RELEASE
Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic Limited: NASDAQ Listing Rules Notices

As previously disclosed in its Form 20-F, filed on March 31, 2011, the audit committee of CryptoLogic Limited (the “Company”) comprises only two members, following David Gavagan’s appointment as Interim Chief Executive Officer on August 12, 2010 (as a result of which appointment he resigned from the audit committee as he ceased to be considered independent under NASDAQ Listing Rules).  The Company previously reported to NASDAQ that the audit committee currently comprises only two members.

On May 19, 2011, the Company received a NASDAQ Staff Deficiency Letter that, as a result of Mr. Gavagan’s resignation from the audit committee, the Company no longer complies with NASDAQ's audit committee requirements as set forth in NASDAQ Listing Rule 5605(c)(2), which requires that the audit committee be composed of at least three independent directors.

Pursuant to NASDAQ Listing Rule 5605(c)(4), in order to regain compliance, the Company has been provided with a cure period until the earlier of the Company’s next annual shareholders’ meeting or August 12, 2012.  The Company’s board of directors intends to propose a candidate to fill the vacancy on the board of directors at the next annual shareholders’ meeting, who will be appointed to the audit committee upon election.  Elections to the Company’s board and committee appointments will be announced in a subsequent filing.

In addition, on May 19, 2011, the Company received a second NASDAQ Staff Deficiency Letter (the “Second Letter”) that, as a result of Mr. Gavagan’s appointment as Interim Chief Executive Officer, the Company became non-compliant with NASDAQ Listing Rule 5605(d), as the remuneration committee no longer consisted solely of independent directors.  On May 9, 2011, prior to the Second Letter, however, Mr. Gavagan had resigned from the remuneration committee and the Company therefore regained compliance with NASDAQ Listing Rule 5605(d).  NASDAQ has notified the Company that the matter is now closed.

For more information, please contact:

CryptoLogic Limited +353 1 234 0400	Corfin Public Relations +44 207 596 2860
David Gavagan, Chairman and Interim CEO Huw Spiers, CFO John Loughrey, VP, General Counsel and Company Secretary	Neil Thapar, Alexis Gore

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

This press release contains forward-looking statements within the meaning of applicable securities laws. Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "believe", "expect", "anticipate", "estimate", "intend", "may", "will", "would" and similar expressions and the negative of such expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based on certain factors and assumptions including expected growth, results of operations, performance, business prospects and opportunities, foreign exchange rates and effective income tax rates. While the Company considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect. Forward-looking statements involve known and unknown risks and uncertainties that may cause actual results, performance or achievements of the Company to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Risks related to forward-looking statements include, without limitation, risks associated with the Company's financial condition, prospects and opportunities, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations and risks associated with competition. Additional risks and uncertainties can be found in the Company's Form 20-F for the fiscal year ended December 31, 2010 under the heading "Item 3 - Key Information - Risk Factors" and in the Company's other filings with the US Securities and Exchange Commission and Canadian provincial securities commissions. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Forward-looking statements are given only as at the date of this release and the Company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.